

June 27, 2025

Matias Goldenhörn
Chief Executive Officer
Athena Bitcoin Global
1 SE 3rd Avenue Suite 2740
Miami, FL 33131

> **Re: Athena Bitcoin Global**
> **Registration Statement on Form S-1**
> **Filed June 24, 2025**
> **File No. 333-288284**

Dear Matias Goldenhörn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets